UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mobile Medical Doctors Holding Company, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

August 21, 2017

Physical Address of Issuer:

Magharibi Place, Nairobi, Kenya

Website of Issuer:

https://www.tibu.africa/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

46

	Prior fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$524,946	$256,917
Cash & Cash Equivalents	$430,974	$235,321
Accounts Receivable	$14,509	$13,740
Short-term Debt	$95,466	$85,653
Long-term Debt	$794,345	$255,391
Revenues/Sales	$656,254	$204,080
Cost of Goods Sold*	$502,706	$158,124
Taxes Paid	$0	$0
Net Income (Loss)	($298,107)	($64,815)

* Reported as Cost of Revenues in the Company's financial statements at Exhibit A.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Mobile Medical Doctors Holding Company, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION

OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $100,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/tibu (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $3,500,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing (Early Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $250,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $6,500,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) units of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Early Investors**".

Conversion Upon the First Equity Financing (Standard Investors)

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, each Investor who invests during the second tranche of the Offering, which includes all subscriptions from $250,000.01 USD to $1,235,000.00 USD, will receive the number of securities equal to the greater of the quotient obtained by dividing the Subscription Amount by (a) or (b) immediately below:

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price for Standard Investors**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Early Investors)

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $6,500,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

Conversion Upon a Liquidity Event Prior to an Equity Financing (Standard Investors)

In the case of the Company's Liquidity Event prior to any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of common stock of the Company equal to the Subscription Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any Safes; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First

Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company's founders, Jason-Louis Carmichael and Peter Gicharu, have entered into a Shareholders' Agreement with the Company dated February 20, 2022 (the "Shareholders' Agreement"), which provides, in summary:

1. The parties shall vote to elect (i) the CEO, (ii) the founding shareholder while they remain executives of the Company, (iii) a representative of the founding shareholders once they are no longer executives of the Company, (iv) a representative of 15% or more shareholders, and (v) a person who is not an employee of the Company, as directors of the Company as long as they continue to own a certain percentage of shares. Additionally, with respect to directors of the Company, the Shareholders' Agreement provides for 4 board meetings per year, and certain board observer and information rights and that the Chairman of the Board shall be appointed by the founders Directors.

2. The Company shall establish an Employee Share Option Plan, whereby up to 10% of Ordinary Shares of the Shares in issue immediately following Completion of an Equity funding on a fully-diluted basis shall be reserved for issuance to employees of the Company in accordance with the terms and conditions of a Share Option Plan, The holders of shares issued under the Share Option Plan or options will be subject to such restrictions on transfer that are no more favorable to them than the restrictions on transfer of shares applicable to the Founders.

3. It is the parties' intention to effect a sale of the Company as soon as practicable and in any event within ten years of the date thereof and that upon a sale the Investors shall not be obliged to give any representations, warranties or indemnities in connection with the Company or its businesses (except a warranty as to title to the shares held by an Investor and as to its capacity to sell those shares). If a sale is not achieved within 10 years, then the Company shall if required by the majority shareholders at the Company's expense appoint a professional adviser to advise on exit opportunities and strategies. In the event of an IPO, sellers shall enter into usual and customary lock-up restrictions.

4. Any shareholder who wishes to transfer shares shall, before transferring or agreeing to transfer any shares give notice and the right of first refusal to purchase such shares to the Company.

5. The Shareholder Agreement additionally provides shareholders with tag-along rights, drag-along rights, valuation provisions and non-compete, non-solicitation,

In addition, the Company has entered into a side letter with the Company's Pre-Series A SAFE investor, HEALTH54, a French simplified joint stock company (the "Lead Investor"), dated on or about February 1st, 2023 (the "Side Letter"). The Side Letter terminates upon termination of that SAFE, which occurs upon an equity financing, liquidity event or dissolution event. While in effect, the Side Letter provides in summary:

1. The Lead Investor shall have the right to appoint 1 director to the Company's board of directors (the "Lead Investor Director").

2. The following matters require a majority vote of the board of directors: the entry into any business arrangement which would materially limit the business activity of the Company and any decision relating to the initiation of any judicial, administrative or arbitral proceedings or the signing of any settlement in excess of 50,000 Euros.

3. Decisions listed below concerning the Company may only be taken by the chairman, the chief executive officer, the deputy chief executive officer(s) of the Company or, more generally, by the governing body of its subsidiary, provided that they receive the prior approval of the board acting by a majority of the members present or represented, *including the positive vote of the Lead Investor Director*:
   a. any decision relating to the issue of securities at a price per share (adjusted for stock splits or combinations) lower than the Pre-Series A conversion price;
   b. actions to consummate any "token" offering or other initial coin offering transactions;
   c. any financial commitment (loans, off-balance sheet commitments, etc.) in excess of an amount per unit or accumulated over a financial year of $250,000;
   d. any decision relating to the granting of any guarantee, endorsement or any other overdraft in excess of an amount per unit or accumulated over a financial year of $100,000;
   e. creation, allotment and/or issuance of new convertible debentures or similar securities which are convertible into equity capital of the Company, except pursuant to any stock plan, equity incentive plan or other similar agreement adopted by the Company on or before the date hereof;
   f. definition of the dividend distribution policy;
   g. liquidation, dissolution, winding-up of the business and affairs of the Company and/or its subsidiary, or consent, agree or commit to do any of the foregoing;
   h. sale, transfer, lease, license, assignment or disposal of the whole or significant part of either the Company or its subsidiary's assets, business or undertaking whether in a single or series of transactions exempt trading that occurs in the ordinary course of business;
   i. acquisition of the whole or any significant part of a business or undertaking or any shares, debenture, loan stock or other securities or interest in any other undertaking;
   j. creation of any new subsidiary;
   k. any decision related to the compensation of the Founders, with exception of the regularization planned in 2023 setting the gross annual salary at $80,000 for each Founder;
   l. any decision relating to the recruitment of C-Level employees or any employees with a gross annual remuneration exceeding $120,000;
   m. any related parties transactions and agreement to be entered , directly, indirectly or through an intermediary, between the Company and its subsidiary or between the Company and a Founder (or any of its affiliate(s)),
   n. outside the ordinary course of business, any acquisition, transfer or concession of intellectual property rights, licenses or trademarks as well as any transaction relating to industrial property rights and any

know-how or non-patentable knowledge, directly or indirectly linked or likely to be useful to the business of the Company and/or its subsidiary;

o. any decision altering the Corporation's constitutional documents including but not limited to the certificate of incorporation, by-laws, or any other agreement or document which impacts or affects the rights of stockholders of the Company.

4. The Side Letter additionally provides the Lead Investor with certain information rights, pre-emptive subscription rights, most favored nation rights, tag-along rights as well as exclusivity, lock-up and non-compete covenants by the Founders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

**COMMISSION AND FEES**

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

**RISK FACTORS**

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. While our business currently generates sales, future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Reductions in third party reimbursement levels, from private or government agency plans, and potential changes in industry pricing benchmarks for healthcare could materially and adversely affect our results of operations.

The substantial majority of the services we provide are reimbursed by third-party payors, including private and government agency payors. The continued efforts of health maintenance organizations, managed care organizations, government agencies, and other third-party payors to reduce medical costs and reimbursement rates, as well as litigation and other legal proceedings relating to how medical services are priced, may adversely impact our results of operations. Typically, health plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. In addition, in an environment where some payors utilize narrow or restricted provider networks, some of these entities may offer pricing terms that we may not be willing to accept or otherwise restrict our participation in their networks of providers.

Changes in political, economic and regulatory influences also may significantly affect healthcare financing and reimbursement practices. For example, there have been multiple attempts through legislative action and legal challenges to repeal or amend the Patient Protection and Affordable Care Act ("ACA"). We cannot predict whether current or future efforts to repeal or amend these laws will be successful, nor can we predict the impact that such a repeal or amendment and any subsequent legislation would have on our business and reimbursement levels. There have also been a number of other proposals and enactments by the federal government and various states to reduce Medicare Part D and Medicaid reimbursement levels in response to budget deficits, and we expect additional proposals in the future. We cannot assure you that recent or future changes in medical reimbursement policies and practices will not materially and adversely affect our results of operations. Efforts to control healthcare costs are continuous and reductions in third party reimbursement levels could materially and adversely affect our results of operations.

Declines in reimbursement rates that insurance companies pay for medical services may adversely impact our gross profit margin and ability to achieve profitability.

Our primary source of revenue is based on reimbursements from customer's health insurance plans, which are largely beyond our control. Reimbursement rates tend to vary over time and across products and health plans. Generally, we have experienced a broader trend of decreasing reimbursement rates impacting our gross profit margin.

We operate in a highly competitive industry that is dominated by several very large, well-capitalized market leaders and constantly evolving. New entrants to the market, existing competitor actions, or other changes in market dynamics could adversely impact us.

The level of competition in the retail and wholesale healthcare markets is high, with several very large, well-capitalized competitors holding a majority share of the market.

Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact our business. Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. We face intense competition from local, regional, national and global companies, including hospital and medical service chains, independent providers, and various other online providers, some of which are aggressively expanding in markets we may seek to enter. Competition may also come from other sources in the future. As competition increases, a significant increase in general pricing pressures could occur, which could require us to reevaluate our pricing structures to remain competitive. For example, if we are not able to anticipate and successfully respond to changes in market conditions, it could result in a loss of customers or renewal of contracts or arrangements on less favorable terms.

Consolidation in the healthcare industry could adversely affect us.

Many organizations in the healthcare industry have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures on pharmaceuticals. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further pressure on the prices for our products and services. If these pressures result in reductions in our prices, our business would become less profitable unless we are able to achieve corresponding reductions in costs or develop profitable new revenue streams.

We expect that market demand, government regulation, third-party reimbursement policies, government contracting requirements, and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances and increased vertical integration among the industry participants we engage with, which may adversely impact our business operations, financial condition and results of operations.

Because we store, process and use data that contains personal information, we are subject to complex and evolving laws and regulations regarding privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, and declines in customer retention, any of which could harm our business.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses. We are required to comply with increasingly complex and changing data privacy regulations. Complying with these and other changing requirements could cause us to incur substantial costs and require us to change our business practices in certain jurisdictions, any of which could materially adversely affect our business operations and operating results. We may also face audits or investigations by one or more government agencies relating to our compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation, and potentially have a material adverse effect on our business operations, financial condition and results of operations.

We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and potentially disrupt our business operations.

We accept payments using a variety of methods, including cash, checks, credit and debit cards, gift cards and mobile payment technologies, and we may offer new payment options over time. Acceptance of these payment options subjects us to rules, regulations, contractual obligations and compliance requirements, including payment network rules and operating guidelines, data security standards and certification requirements, and rules governing electronic funds transfers. These requirements and related interpretations may change over time, which could make compliance more difficult or costly. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which could increase over time and raise our operating costs. We rely on third parties to provide payment-processing services, including the processing of credit cards, debit cards, and other forms of electronic payment. If these companies become unable to provide these services to us, or if their systems are compromised, it could disrupt our business. The payment methods that we offer also subject us to potential fraud and theft by persons who seek to obtain unauthorized access to or exploit any weaknesses that may exist in the payment systems. If we fail to comply with applicable rules or requirements, or if data is compromised due to a breach or misuse of data relating to our payment systems, we may be liable for costs incurred by payment card issuing banks and other third parties or subject to fines and higher transaction fees, or our ability to accept or facilitate certain types of payments could be impaired. In addition, our reputation could suffer and our customers could lose confidence in certain payment types, which could result in higher costs. As a result, our business and operating results could be adversely affected.

A significant change in, or noncompliance with, government regulations and other legal requirements could have a material adverse effect on our reputation and profitability.

We operate in a complex, highly regulated environment and our operations could be adversely affected by changes to existing legal requirements including the related interpretations and enforcement practices, new legal requirements and/or any failure to comply with applicable regulations. Our business is subject to numerous federal, state and local regulations including licensing and other requirements for pharmacies and reimbursement arrangements. The regulations to which we are subject include, but are not limited to: federal and state registration and regulation of medical services providers, pharmacies and drug discount card programs; dispensing and sale of controlled substances and products containing pseudoephedrine; applicable governmental payor regulations including Medicare and Medicaid; data privacy and security laws and regulations including those under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"); the ACA or any successor to that act; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous substances; regulations regarding food and drug safety including those of the Food and Drug Administration ("FDA") and Drug Enforcement Administration ("DEA"), trade regulations including those of the Federal Trade Commission, and consumer protection and safety regulations including those of the Consumer Product Safety Commission, as well as state regulatory authorities, governing the availability, sale, advertisement and promotion of products we sell; anti-kickback laws; false claims laws; laws against the corporate practice of medicine; and federal and state laws governing health care fraud and abuse and the practice of the profession of medicine and pharmacy. For example, the DEA, FDA and various other regulatory authorities regulate the distribution and dispensing of pharmaceuticals and controlled substances. We are required to hold valid DEA and state-level licenses, meet various security and operating standards and comply with the federal and various state controlled substance acts and related regulations governing the sale, dispensing, disposal, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations.

Changes in laws, regulations and policies and the related interpretations and enforcement practices may alter the landscape in which we do business and may significantly affect our cost of doing business. The impact of new laws, regulations and policies and the related interpretations and enforcement practices generally cannot be predicted, and changes in applicable laws, regulations and policies and the related interpretations and enforcement practices may require extensive system and operational changes, be difficult to implement, increase our operating costs and require significant capital expenditures. Untimely compliance or noncompliance with applicable laws and regulations could result in the imposition of civil and criminal penalties that could adversely affect the continued operation of our business, including: suspension of payments from government programs; loss of required government certifications; loss of authorizations to participate in or exclusion from government programs, including the Medicare and Medicaid programs; loss of licenses; and significant fines or monetary penalties. Any failure to comply with applicable regulatory requirements could result in significant legal and financial exposure, damage our reputation, and have a material adverse effect on our business operations, financial condition and results of operations.

We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.

We could be adversely impacted by the supply of defective or expired products, including the infiltration of counterfeit products into the supply chain, errors in re-labeling of products, product tampering, product recall and contamination or product mishandling issues. We are also exposed to risks relating to the services we provide. Errors in the dispensing and packaging of pharmaceuticals, including related counseling, and in the provision of other healthcare services could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the pharmaceuticals we sell or services we provide. Should a product or other liability issue arise, the coverage limits under our insurance programs and the indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain this insurance on acceptable terms in the future. We could suffer significant reputational damage and financial liability if we experience any of the foregoing health and safety issues or incidents, which could have a material adverse effect on our business operations, financial condition and results of operations.

Our failure to attract and retain highly qualified personnel in the future could harm our business.

As the company grows, it will be required to hire and attract additional qualified professionals such as physicians, nurses, pharmacists, pharmacist technicians, accounting, legal, finance, service and engineering experts. The company may not be able to locate or attract qualified individuals for such positions, which will affect the company's ability to grow and expand its business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit C. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company, Mobile Medical Doctors Holding Company, Inc., operates through its wholly owned subsidiary, Mobile Consultations Africa Limited (dba TIBU Health, "**TIBU Health**"), an omnichannel health technology company that delivers health services where people live, work and click. Tibu Health which was founded in 2017 by a small team of health and technology experts with one objective in mind: make it easier for people to obtain high quality healthcare services. The Company adopts the latest, most advanced technologies in health and logistics to provide patients with a convenient and coordinated end-to-end healthcare experience that results in better health outcomes, healthier lives and with more time to spend on the things that matter to the Company's patients. TIBU Health is a different kind of healthcare company reshaping how people access healthcare service in Africa.

The Company's operating subsidiary, TIBU Health, was formed in Kenya on 29 September 2017.

The Company's operating subsidiary is 100% wholly owned by the Company.

The Company is registered in Delaware and conducts business through its operating subsidiary in the United States and Kenya and sells products and services through the internet throughout the United States and internationally.

The Company conducts its business through its wholly-owned subsidiary TIBU Health, a Kenya Limited Liability Company formed on 29 September 2017.

Business Plan

TIBU Health was built to improve the patient experience and connect people to healthcare workers in 2 minutes or less. To do this, the Company leverages its technology across virtual, home-based and clinic channels to seamlessly connect patients to care, improve the patient experience and accelerate the Company's growth. By using TIBU Health, patients no longer have to suffer through traffic, waiting rooms or be ping-ponged from doctor's office to doctor's office. The Company's model was designed to optimize the patient journey and connect them to the appropriate level of care . Patients pay TIBU Health on a fee-for-service model using their insurance provider or out of pocket in cash or with credit card.

The Company's Products and/or Services

Product / Service	Description	Current Market
Primary Care	Covers a range of prevention, and treatment for common illnesses at home, virtually or in our clinic	Nairobi, Kenya
Urgent Care	Care for an illness, injury or condition through our home, virtual or clinic channels, but not so severe it requires emergency room care.	Nairobi, Kenya
Chronic Illness Care	Care which addresses pre-existing or long-term illness across our three	Nairobi, Kenya

	patient access points, i.e. home, virtual and clinic	
Employee Health and Wellness	Activities and programs that aim to improve employee health and well-being in the workplace	Nairobi, Kenya
Women's Health	The treatment and diagnosis of diseases and conditions that affect a woman's well-being	Nairobi, Kenya
Sexual Health	Preventive care, education, counseling, testing, and treatment for sexually transmitted diseases across our clinic, virtual and home platforms	Nairobi, Kenya
COVID-19 Care	Diagnosis and treatment of COVID-19 and associated ailments across our virtual, home and clinic platforms.	Nairobi, Kenya

Competition

Our operating company does not have any direct competitor in the omnichannel healthcare space. A number of small companies operate in single verticals such as virtual care, aggregation or traditional primary healthcare in brick-and-mortar spaces but no company is currently bringing all patient channels together under one roof through technology.

Kenyan Market.
- No primary competitors. TIBU Health has the first-mover advantage for Omnichannel Healthcare in Africa
- Secondary competitors: TeleHealth and service aggregators (Zuri Health, Ponea Health, Beyond8, Health X)

USA Market:
- Carbon Health: $520M venture capital raised
- One Medical: Public - $1.5B valuation

Customer Base
- Middle income patients with insurance
- People living with chronic conditions
- Travelers
- Children and parents requiring vaccinations
- Businesses
- Elderly populations requiring routine care and nursing services

Supply Chain

1) Crown Healthcare: Medical consumable and supplies // Alternative available: Yes

2) Medix East Africa: Laboratory equipment and reagents // Alternative available: Yes

3) UMF Medical USA: Power medical exam tables // Alternative available: Yes

4) Mindray: Diagnostic equipment // Alternative available: Yes

5) Laborex: Vaccines and diagnostic reagenets // Alternative available: Yes

6) Lancet Laboratories: Specialized diagnostics // Alternative available: Yes

7) MEDS: Medical supplies and equipment // Alternative available: Yes

8) Harleys: Medical supplies and consumables // Alternative available: Yes

9) Alpha Medical: Medical supplies and consumables // Alternative available: Yes

10) Allies Supplies: Medical supplies and consumables // Alternative available: Yes

Intellectual Property

The Company does not have any patents or other intellectual property protections.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is the subject to one lawsuit, filed January 31, 2022, alleging wrongful termination among other claims. The Company believes that it has meritorious defenses in that the employee was given multiple warnings for gross misconduct prior to termination, and the Company intends to vigorously defend itself. The most recent court filing was an application to strike out the claims of shareholding and rent claims from the Memorandum of Claim. The current status of the action is that the matter is up for directions by the court on March 7, 2023 where counsel for the Claimant will confirm whether she is still in the country and the court will give directions on whether the suit will proceed if she is out of the country. The Court will also give directions on the matter proceeding for hearing.


USE OF PROCEEDS


The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Technology and Product	35%	$8,750	35%	$432,250
Opex	32%	$8,000	32%	$395,200
Capex	20%	$5,000	17%	$209,950
Sales and Marketing	7%	$1,750	10%	$123,500
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

1. Technology and Product: Accelerate Omnichannel technology build linking our three service delivery platforms (home, virtual, hub).
2. Opex: Obtain ISO accreditation for our laboratory operation to unlock additional insurance contracts and Recruitment of a Chief Operations Officer
3. Capex: Build and launch two (2) new clinics and one (1) sample collection site in Kenya.
4. Sales and Marketing: Expand our sales and marketing team and efforts to grow our B2B partnerships to 150.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jason- Louis Carmichael	CEO and President	CEO and President November 2019 – Present Mr. Carmichael is responsible for strategy, fundraising and investor relations, as well as overseeing development of new products and services and ensuring regulatory compliance across areas of operation. Responsibilities include: - Provide inspired leadership company-wide. - Make high-level decisions about policy and strategy. - Develop and implement operational policies and a strategic plan. - Act as the primary spokesperson for the company. - Develop the company's culture and overall company vision. - Help with recruiting new staff members when necessary. - Create an environment that promotes great performance and positive morale. - Oversee the company's fiscal activity, including budgeting, reporting, and auditing. - Assure all legal and regulatory documents are filed and monitor compliance with laws and regulations. - Work with the executive team to determine values and mission, and plan for short and long-term goals. - Identify and address problems and opportunities for the company. - Build alliances and partnerships with other organizations. - Oversee the day-to-day operation of the company. - Work closely with the human resource for hiring	University of British Columbia Master of Public Health and Epidemiology December 2015
Peter Gikera Gicharu	CTO and Treasurer	CTO and Treasurer November 2019 - Present Mr. Gicharu is responsible for technology and innovation, including: - Setting a vision for how technology will be used in the company.	Safaricom Academy Master Mobile Telecommunications and Innovations June 2018

		- Ensuring that technological resources meet the company's short and long-term needs. - Outline the goals for research and development. - Creating timelines for the development and deployment of all technological services. - Making executive decisions on behalf of the company's technological requirements. - Acting as a mentor to team members. - Maintaining a consumer-focused outlook and aiding in the delivery of IT projects to market. - Managing technology budgets and time frames. - Staying on top of technology trends and developments. - Ensuring all technology practices adhere to regulatory standards.	Egerton University Bachelors Computer Science 2015
Jediddah Theuri	Secretary and Advisor	Secretary and Advisor November 2019 - Present Mr. Theuri's responsibilities include advising the company on technical matters. Glovo Barcelona June 2022 – Present Senior Director of Engineering - Providing technical leadership to all engineering and development areas - Developing and executing an engineering strategy for the company - Leading the development and implementation of new product features - Managing and mentoring a team of engineers - Partnering with other engineering and development teams - Maintaining relationships with internal and external stakeholders Sendy April 2020 – June 2022 VP of Engineer - Lead engineering team of 50 - Recruitments - Product development - Developing standards and procedures for quality and consistency across engineering team - Preparing budgets	Jomo Kenyatta University of Agriculture and Technology Master of Science in Software Engineering 2019 Egerton University Bachelors Computer Science 2015

		- Work across business segments to ensure best technical strategy applied during development - Set goals and targets for engineering team FrontlineSMS November 2017 – April 2020 Chief Technology Officer - Lead software engineering team - Execute complex engineering workflows - Software engineering recruitments	

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000 shares of common stock of which 8,300 are issued and outstanding, par value $0.00001* per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,300 shares of Common Stock will be issued and outstanding.

* The Company's financial statements attached as exhibit A report the incorrect par value. The par value listed in this Form C and the accompanying SAFE, $0.00001, is accurate.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,300
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes (Seed)
Face Value	$111,142
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	7%, Interest and Principal due upon maturity. Maturity has been extended until the close of a Series A round by the Company. $1,500,000 Valuation Cap, 20% Conversion Discount. Notes are convertible in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of any SAFEs, or any other convertible securities issued for capital raising purposes), or in another financing at the option of a majority of the holders, and upon a change in control of the Company. The Notes provide most favored nation status.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may, upon conversion, dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.7%

Type	Convertible Notes (Seed B)
Face Value	$71,115
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	7%, Interest and Principal due upon maturity. Maturity has been extended until the close of a Series A round by the Company. $1,500,000 Valuation Cap, 20% Conversion Discount. Notes are convertible in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of any SAFEs, or any other convertible securities issued for capital raising purposes), or in another financing at the option of a majority of the holders, and upon a change in control of the Company. The Notes provide most favored nation status.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may, upon conversion, dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.8%

Type	Convertible Notes (Seed C)
Face Value	$600,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	7%, Interest and Principal due upon maturity. Maturity has been extended until the close of a Series A round by the Company. $2,500,000 Valuation Cap, 20% Conversion Discount. Notes are convertible in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of any SAFEs, or any other convertible securities issued for capital raising purposes), or in another financing at the option of a majority of the holders, and upon a change in control of the Company. The Notes provide most favored nation status and accompanying Side Letter provides for right of first offer to invest in future offerings.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may, upon conversion, dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.2%

Type	Convertible Notes (Bridge-Kepple)
Face Value	$26,002
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	7%, Interest and Principal due upon maturity. Maturity has been extended until the close of a Series A round by the Company. $1,500,000 Valuation Cap, 20% Conversion Discount. Notes are convertible in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of any SAFEs, or any other convertible securities issued for capital raising purposes), or in another financing at the option of a majority of the holders, and upon a change in control of the Company. The Notes provide most favored nation status
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may, upon conversion, dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.1%

Type	SAFE (Simple Agreement for Future Equity) (February 1, 2023)
Face Value	$1,000,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	$5,500,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.2%

Type	SAFE (Simple Agreement for Future Equity) (October 21, 2022)
Face Value	$500,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	$5,500,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.1%

Type	SAFE (Simple Agreement for Future Equity) (May 17, 2022)
Face Value	$300,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	$6,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.5%

Outstanding Debt

As of the date of this Form C, the Company has no additional debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jason-Louis Carmichael	5,100 shares of Common Stock	51%
Peter Gicharu	2,700 shares of Common Stock	27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023 the Company had an aggregate of $1,043,274 in cash and cash equivalents, leaving the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make material capital expenditures in the near future, opening two (2) additional health hubs across Kenya. Each health hub costs approximately $250,000 to expand our geographic footprint within Kenya and establish ourselves as the omnichannel healthcare leader. Capital for these projects comes from current and new venture capital investors. Projects are slated for completion as follows:
- **Health Hub 02: 1 March 2023**
- **Health Hub 03: July 2023**

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

The Company has no material changes to report.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$808,259	10	Recruitment growth	April 21, 2021	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$300,000	1	Development of B2B product and hiring sales team	May 17, 2022	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$500,000	1	Finalizing Health Hub 01	October 21, 2022	Reg D 506(b)
SAFE (Simple Agreement for Future Equity)	$1,000,000	1	Growth and expansion	February 1, 2023	Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.tibu.africa.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jason- Louis Carmichael
_____
(Signature)

Jason- Louis Carmichael
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jason- Louis Carmichael
_____
(Signature)

Jason- Louis Carmichael
_____
(Name)

President, CEO and Director
_____
(Title)

March 20, 2023
_____
(Date)

/s/ Peter Gikera Gicharu
_____
(Signature)

Peter Gikera Gicharu
_____
(Name)

Treasurer, CTO and Director
_____
(Title)

March 20, 2023
_____
(Date)

| /s/ Jediddah Wanjiru Theuri |
| (Signature) |

| Jediddah Wanjiru Theuri |
| (Name) |

| Secretary, Advisor and Director |
| (Title) |

| March 20, 2023 |
| (Date) |

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Mobile Medical Doctors Holding Company Inc

CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 and 2020

Mobile Medical Doctors Holding Company Inc

**CONSOLIDATED FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

DECEMBER 31, 2021 and 2020

TABLE OF CONTENTS



SKB SKLAR, KANTOR, BLOCK, LLP
CERTIFIED PUBLIC ACCOUNTANTS

To Management
Mobile Medical Doctors Holding Company Inc

We have reviewed the accompanying consolidated financial statements of Mobile Medical Doctors Holding Company Inc. (a corporation), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income(loss), consolidated Shareholders' Equity and consolidated cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mobile Medical Doctors Holding Company Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 9, the company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 9. Our conclusion is not modified with respect to this matter.

Sklar Kantor Block, LLP

February 11, 2023

500 Bedford Avenue, Bellmore, New York 11710 p.516.826.4300 f.516.826.4318
www.skbllp.com

[Mobile Medical Doctors Holding Company Inc].
Consolidated Balance Sheets
For the Period Ending December 31, 2021 and December 31, 2020

ASSETS	2021	2020
Current Assets:		
Cash and cash equivalents	$430,974	$235,321
Accounts receivable	14,509	13,740
Other Current Assets	2,683	4,693
Total Current Assets	448,166	253,754
Long-term Assets		
Fixed Assets, net	76,780	3,163
Total long-term assets	76,780	3,163
TOTAL ASSETS	524,946	256,917
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	95,466	85,653
Total Current Liabilities	95,466	85,653
Long term liabilities:		
Officer Loan	-	110,391
Accrued interest	4,345	
Convertible notes	790,000	145,000
Total long term liabilities	794,345	255,391
Shareholders' Equity:		
Common stock, $.0001 par value, 10,000 shares authorized, 8,300 shares issued and outstanding	1	1
Accumulated deficit	(387,286)	(89,179)
Accumulated other comprehensive gain	22,420	5,052
Total Shareholders' Equity	(364,865)	(84,126)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$524,946	$256,917

See independent accountant's review report and accompanying notes to financial statements.

2

[Mobile Medical Doctors Holding Company Inc]
Consolidated Statements of Income (Loss)
For the Period January 1, 2020 through December 31, 2021

	2021	2020
Revenues	656,254	204,080
Less: discounts and refunds	(376)	-
Cost of revenues	502,706	158,124
Gross profit	153,548	45,956
Operating expenses:		
General and administrative	385,987	99,386
Sales and marketing	9,084	1,073
Total operating expenses	395,071	100,459
Net operating loss	(241,523)	(54,503)
Other expenses:		
Interest expense	(55,135)	(8,040)
Finance costs	(1,449)	(2,272)
Total other expenses	(56,584)	(10,312)
Net loss	(298,107)	(64,815)

Mobile Medical Doctors Holding Company Inc
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from Operating Activities		
Net loss	$ (298,107)	$ (64,815)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation	18,715	832
(Increase) decrease in:		
Accounts receivable	(769)	(18,201)
Other current assets	2,010	-
Increase (decrease) in:		
Accounts payable	9,813	81,173
Net cash used by operating activities	(268,338)	(1,011)
Cash flows from Investing Activities		
Purchase of property and equipment	(91,593)	(3,949)
Net cash used by investing activities	(91,593)	(3,949)
Cash flows from Financing Activities		
Proceeds from shareholder loan	-	110,391
Accrued interst	4,345	-
Shareholder loan payments	(110,391)	-
Issuance of convertible notes	645,000	45,000
Net cash provided by financing activities	538,954	155,391
Effect of exchange rate changes on cash and cash equivalents	16,630	7,626
Net increase in cash and cash equivalents	195,653	158,057
Cash and cash equivalents, beginning of year	235,321	77,264
Cash and cash equivalents, end of year	$ 430,974	$ 235,321

See independent accountant's review report and accompanying notes to financial statements.

4

Mobile Medical Doctors Holding Company Inc
Statements of Shareholders' Equity
For the Period Ending December 31, 2020 and December 31,2021

	Common Stock (Value)	Accumulated Deficit	Total Shareholders' Equity
Balance as of January 1, 2020	1	(24,364)	(24,363)
Comprehensive gain			5,052
Net loss		(64,815)	(64,815)
Balance as of December 31, 2020	1	(89,179)	(84,126)
Comprehensive gain			17,368
Net loss		(298,107)	(298,107)
Balance as of December 31, 2021	1	(387,286)	(364,865)

See independent accountant's review report and accompanying notes to financial statements.

5

[Mobile Medical Doctors Holding Company Inc].
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

[Mobile Consultations Africa Limited]. (which may be referred to as the "Company", "we," "us," or "our") was registered in Nairobi on Sep 29 2017. The Company is a direct-to-consumer, offering medical services virtually and inhouse. The Company's headquarters are in Nairobi Kenya. The company began operations in 2019.

Since Inception, the Company has relied on contributions from investors. As of December 31, 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. During the next twelve months, the Company intends to fund its operations with funding from crowdfunding campaigns, and funds from revenue producing activities, if and when such can be realized.

Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of Mobile Consultations Africa Limited subsidiaries in Nairobi, Kenya. The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as determined by the Financial Accounting Standards Board ("FASB") and Accounting Standards Codification ("ASC"). All significant intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies and the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Fiscal Year

The Company operates on a December 31st year-end.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in Kenya. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local

competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution i,e ABSA Kenya regulated by the Central Bank of Kenya which it believes to be creditworthy.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $430,974 and $235,321 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from wholesale and retail customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment after services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021 and 2020, the Company had $14,509 and $13,740 in accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. As of December 31ˢᵗ, 2021 and 2020, the Company does not have any uncollectable accounts and no provision was recognized.

Fixed Assets

Property and equipment exist in the form of medical equipment, furniture and computers and are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and 2020, respectively.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values based on their short-term nature.

Income Taxes

The Company complies with FASB AC 740 for accounting for uncertainty income recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2021, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by offering medical services. The Company's payments are generally collected after services are delivered, but some are on a Net 30 or Net 60 term. For the years ending December 31, 2021 and December 31, 2020, The Company recognized $656,254 and $204,080 in revenue, respectively.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $9,084 and $1,073, respectively, for the years ended December 31, 2021 and 2020.

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified a noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows* (Topic 230), *Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets at December 31, 2021 and 2020 consists of the following:

	2021	2020
Computer equipment	15,981	733
Furniture, fittings and office equipment	18,920	2,347
Medical equipment	1,270	920
Office improvement	33,414	-
Lab equipment	24,837	-
Vehicles	1,171	-
Total assets	95,593	4,000
Less accumulated depreciation	(18,813)	(837)
Net property and equipment	$76,780	$3,163

Depreciation expenses totaled $18,715 and $837 for the years ended December 31, 2021 and 2020, respectively .

NOTE 4 – OFFICER LOANS

From time to time the Company takes advances from shareholders'. As of December 31, 2021, and 2020, the balance of the advances from related parties was $0 and $110,391, respectively. These advances have no interest rate or specified maturity date.

NOTE 5- CONVERTIBLE NOTES

The Company accounts for the convertible notes under ASC 480 (*Distinguishing Liabilities from Equity*), which requires that they be recorded at fair value as of the balance sheet date.

Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31ˢᵗ, 2021, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments or reflected in income for the years ended December 31ˢᵗ, 2021 and December 31, 2020 respectively.

During 2021 and 2020 the Company issued Convertible notes totaling $645,000 and $45,000 respectively. The balance as of December 31, 2021 and December 31, 2020 was $790,000 and $145,000 respectively.

NOTE 6 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Kenya Revenue Authority(Government agency in charge of revenue assessment,collection and accounting). Tax returns were also filed with the Internal Revenue Service and DE for 2021.

NOTE 7 – EQUITY

Common Stock

The Company authorized 10,000 shares of common stock at $.0001 par value and issued 8,300 shares.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 9– GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Note 10 -- COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – FUNCTIONAL AND PRESENTATIONAL CURRENCY

The functional currency of the Company is the primary economic environment in which the Company operates, which is the Kenyan Shilling (KES).

Transactions in currencies other than the entity's functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company's assets and liabilities are expressed in US dollars at the exchange rate on the balance sheet date, stockholder's equity accounts are translated at historical rates, and income and expenses are translated at the periods ending exchange rates.

Exchange rates used for the translation as follows:

106.47 for 2020. Rate provided by the Central Bank of Kenya https://www.centralbank.go.ke/
109.66 for 2021. Rate provided by the Central Bank of Kenya https://www.centralbank.go.ke/

Above rates are consolidated monthly average provided by the Central Bank of Kenya

NOTE 12 – SUBSEQUENT EVENTS

Effective as of September 19, 2022, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. Mobile Medical Doctors Holding Company, Inc together with Republic, pursuant to which Mobile Medical Doctors Holding Company, Inc will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). Mobile Medical Doctors Holding Company, Inc seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $1,235,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline.

In 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $800,000. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing"). In 2023 the Company issued an additional $1,000,000 of SAFE.

Management has evaluated subsequent events through February 11, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

MOBILE MEDICAL DOCTORS HOLDING COMPANY, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2023 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], Mobile Medical Doctors Holding Company, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $6,500,000 for each investor who invests during the first tranche of the Offering, which includes the initial subscriptions amounting up to and including a sum of $250,000.00 USD ("**Early Investors**"), and $8,000,000 for each investor who invests during the second tranche of the Offering, which includes all subscriptions from $250,000.01 USD to $1,235,000.00 USD ("**Standard Investors**").

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the

Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of

Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $3,500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the

Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, DE. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MOBILE MEDICAL DOCTORS HOLDING COMPANY, INC.

By:
Name: Jason- Louis Carmichael
Title: Chief Executive Officer
Address: TIBU Health | Magharibi Place, Nairobi, Kenya
Email: carmichaelj@mmd.africa

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Mobile Medical Doctors Holding Company, Inc. (the **"Security"**). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the **"Conversion Securities"**) to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Mobile Medical Doctors Holding Company, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                           Republic Investment Services LLC

By: By:

Name: Name: Emily Pollack, President

Date: Date:

COMPANY:

Mobile Medical Doctors Holding Company, Inc.

By:

Name: Jason- Louis Carmichael, CEO

Date:

EXHIBIT C

Video Transcript

TIBU Health Video Script

It's been a long time coming but it's finally here welcome to TIBU's First Tech powered Wellness Clinic. TIBU health is an omni-channel Health technology company that delivers Health Services where people live work and click. The idea for TIBU health started in I had been working in the health sector in Kenya for about five years at that time and I noticed a number of supply and demand side problems the most prominent of one was how long it would take for a patient to receive Health Care as well as the experience for the patient when they did go out and and seek health care. And so we started in 2017 to try to make it faster and to try to make the experience a little bit more pleasant for the patient. When we started we started primarily with the home-based care and as time went on we started doing more and more virtual care and virtual care was very much tied into the home-based experience over time we would have more and more people partners and insurance companies wanting to send us patients and so that gave birth to the third touch point which is the in-person experience. We adopt the latest most Advanced Technologies in health and Logistics. This allows us to provide patients with a convenient and coordinated end-to-end Healthcare experience. We're a different kind of healthcare company and that's why this Final Touch point in our model was created. We pride ourselves in taking a patient-centric approach. Your comfort remains our priority from the time you get in to when you leave. This is our state-of-the-art ISO level laboratory that will serve you whether you decide to come into the clinic or to have your samples collected from the comfort of your home. We are a registered class E laboratory which means we are able to do a minimum of 300 tests. Our lab techs are qualified, they will go on the training in medical lab science and registered by the lab (KMLTTB) also they have training in regards to ISO to ensure that you produce quality reports. Our machines are fully automated which means most of the reports are digitized. With the equipment that you have and the lab information management system we ensure confidentiality by sending reports to the doctors directly and issuing the reports to the patient. If we need to give to someone else we need to have a confirmed approval from the patient to give the report to another person. We've made it easier for our patients to Access Healthcare in a way that's more convenient for them as the clinical lead responsible for wellness and chronic disease management, our Tech powered Wellness Clinic changes the healthcare game in Kenya and we have just scratched the surface. We are currently offering the vaccination service and doctor's consultation, lab sample collections and covid-19 tests and lastly we'll be doing curated medical and wellness packages. We will currently be doing both the home-based medical services and in addition to your office consultation you will now have a physical location that you'll be coming to. What we're introducing is a new concept and a new patient experience in Kenya. A lot of facilities what we found is they feel a little bit like airports and we wanted to build a space that is very patient-centric, very human-centric and make it very inviting for the patient and to be able to offer you an experience where you're comfortable, where you're well hosted and where our healthcare workers really take the time to listen to you and to navigate through your Healthcare Journey. Welcome to TIBU Health!

EXHIBIT D

Testing the Waters Communications

  **Republic**

Company Name	TIBU Health

Logo	

Headline	Technology Powered Healthcare for Africa

Slides









Tags   B2B, B2C, Black Founders, Women Founders, Healthcare Services, Healthtech, Apps, Companies, Venture-backed, $1M+ raised, Crowd SAFE

Pitch text

Summary

- $850K revenue (200+% YoY growth) | 3x break-even events
- $2.5M+ raised: Toyota Ventures (CFAO), Boost VC, Netcare (public), Keppl...
- 45,000+ patients // 20,000 diagnostic investigations
- 150+ corporate clients (Knight Frank, NCBA, UN, World Bank & more)
- 15 insurance partners (Aetna, Fidelity, APA, Bupa, AXA, Allianz & more)
- 98% Net Promoter Score // 86% Customer Return rate

Problem

Africa has a devastating healthcare gap

Over 600 million people in Africa do not get the healthcare they need when they need it. On average **people spend between 5 and 7 hours seeking basic health services**. Healthcare services are **impersonal, uncoordinated and costly. We fix that.**

This has led to a **45% increase in long-term healthcare costs and a -5 Net Promoter Score** for Healthcare in Africa. For patients with chronic conditions and with regular healthcare expenses, it is estimated that approximately 35% of the $500M spent on chronic disease management is entirely avoidable by reorganizing how healthcare services are delivered.


IN AFRICA
600
Million People
don't get the healthcare they need when they need it.
5-7 hours
spent seeking basic outpatient care
-5 Net Promoter score
spent seeking basic outpatient care
<2% Patients
receive follow-ups from providers

Solution

Technology enabled

healthcare for Africa

We connect patients to healthcare professionals and services in 2 minutes or less.

Patients easily schedule medical visits at home, through our virtual platform or in our ultra-modern clinics by using our web and mobile apps, or calling our experience teams.

We use technology to optimize the patient journey and keep people healthy and out of waiting rooms.


End-to-end patient coordination and follow-up
Human centered healthcare experiences
Digitization of patient healthcare records
<2 min
patient-doctor connection time
5 hrs
Saved on average by using the platform
300+
services at fingertips
45%
reduction in healthcare costs

Product

Everyday healthcare across three platforms

Our approach **bridges the physical and digital divide in health** and coordinates care across our service delivery platforms at a time and location of the patient's choosing.


Tech-Powered Omnichannel Healthcare
Ultra-Modern Clinic
Virtual Care
Home Consultations

—

Comprehensive Technology Enabled Healthcare

—


Our in-house services across our 3 patient touchpoints.
Primary care
Employee health and wellness
Urgent care
Women's Health
Chronic disease management
COVID-19 Care

Traction

200+% YoY growth

Since launching our model in 2020, we have served Over **45,000 patients**, carried out **20,000+ laboratory** investigations, **broken even 3 times** and **generated over $1.4M.**

We are partnered with:

- **15 large local and global insurers** to deliver healthcare services to their members
- **50 local healthcare providers** who refer patients to TIBU Health for diagnostics, nursing or remote care through our virtual platform.

- **150+ SME**s for employee health and wellness (250K pipeline already for 2023).



* Click here for important information regarding Financial Projections which are not guaranteed.

Clients and partnerships



Customers

Personalizing the healthcare experience to save our patients time and money.

Our patients come to TIBU Health because they are tired of overpaying for impersonal healthcare services in congested clinical spaces.

Our model puts over 300 healthcare services at our patient's fingertips and saves them as much as 8 hours.

We also serve over 100 of Kenya's largest businesses and corporates, including the United Nations, the World Bank and Government Embassies, to name a few.

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Why patients love it


98% Net Promoter Score
<2 min
patient-doctor connection time
"Your team responded very fast,were courteous and friendly. And within 24 hours we had our results.My brother was so so happy since you saved him the inconvenience,cost and time of getting the test done."
-Sydney
5 hrs
Saved on average by using the platform
"Are you Kidding me? this was probably the most convenient, superfast and reliable service ever"
-Haron Mo
45%
reduction in healthcare costs
"Members using the subsidized on-site or near-site primary care clinics for most of their primary care evaluation and management visits had 45% lower total adjusted medical and pharmaceutical claims spending"
-Jama network

Business Model

Multiple channels for growth with high margins

TIBU Health operates a B2B2C business model and enjoys up to 73% margins on services we deliver.

On the B2B front, we work with three main partners to lower our customer acquisition cost (<$10) and grow rapidly:

- Health insurers (primary & urgent care; chronic disease management)
- Healthcare facilities (on-demand diagnostics)
- SMEs (employee health and wellness)

On the B2C front, we offer primary and urgent care across Nairobi, Kenya. The average TIBU Health patient is between the age of 27 and 55 and

spends approximately $65 on each encounter with TIBU Health. Over 86% of patients use us multiple times per year.

—

A model with built-for-efficiency gains

—

Market

A 40+ billion dollar healthcare experience opportunity

Healthcare remains one of the final frontiers for innovation and improvement in Africa.


Commercial Opportunity
AFRICA
45
Billion USD
Healthcare spending in africa
KENYA
1.2
Healthcare spending in kenya
500
Million USD
is spent on non-communicable disease per year in kenya

Competition

First-mover advantage for tech powered healthcare in Africa

Our biggest competitors are found in the US market by the likes of Carbon Health ($580M raised) and One Medical (acquired by Amazon for $3.9B). Given our deep sector knowledge, we see this as a potential acquisition pathway rather than a long-term competition threat should these players decide to enter African markets.

We do not have any primary competitors that offer services across multiple platforms (virtual, home, modern clinics) in Africa.

Indirect competitors focus on single verticals, i.e., virtual care, aggregation, scheduling, etc. None of our secondary competitors own services in house, but rather outsource to third party providers. This results in razor thin margins for them and an unclear pathway to scale and profitability.

Vision And Strategy

Building Africa's fastest growing health technology company

Over the coming 12 months, will be expanding operations to two additional cities to reach an additional 50,000 patients and generate $2.5M in revenue.

By 2027, TIBU Health will have a presence in 6 African economies and generating over $25,000,000 annually.

We anticipate an acquisition through either:

1. A strategic investor (currently two on books)
2. Health technology company expanding into Africa (strategic acquisition)


Building Africa's fastest growing Omnichannel Health Technology Company
Complete coverage of
Nairobi & Mombasa
- $3M revenue
- 50,000 patients
- 200 partners
- 100 employees
2023
Nakuru & Rwanda
- $7M revenue
- 100,000 patients
- 290 partners
- 150 employees
2024
Uganda
- $10M revenue
- 150,000 patients
- 390 partners
- 200 employees
2025
South Africa
- $17M revenue
- 250,000 patients
- 500 partners
- 250 employees
2026
Nigeria
- $25M revenue
- 325,000 patients
- 600 partners
- 325 employees
2027

* Click here for important information regarding Financial Projections which are not guaranteed.

Funding

A-list investors with Africa in their sights

We have raised over $2.5M from some of the world's most sophisticated venture capital firms.

- Google
- CFAO (Toyota Ventures)
- Boost VC (Adam Drapers)
- Netcare (Public)
- Bluehaven Initiative (Pritzker Family Office)
- Founders Factory
- Verod Kepple Africa Ventures
- An amazing group of angel investors.

Capital raised on republic will be used to:

- Execute against our B2B pipeline (250K and growing)
- Build one (1) additional clinic.
- Sophisticate our virtual care platform
- Unlock $2M in revenue and 50,000 patients

We are targeting a $7M Series-A equity/debt financing round at a $30M post-money valuation in Q4 of 2023 based on a multiples analysis carried out by USAID (12.5X).



Founders

Meet the founders

TIBU Health was founded by 3 passionate founders dedicated to leveraging technology to connect patients to healthcare workers in record time and improve the patient experience in the process.



Jason Carmichael
CEO and Co-Founder

Jason leads business development and operations with over 10 years of experience in managing large health operations in Africa. Before launching TIBU, Jason spent 5 years on the WHO's emergency response team for Africa. Jason holds a masters degree in Public Health and Epidemiology from the Faculty of Medicine at UBC, and holds the Horizon Award from MUN.

  



Peter Gicharu
CTO and Co-Founder

Peter leads all technology development at TIBU Health. Prior to launching TIBU, Peter was leveraging technology to solve problems in the wildlife, agriculture, waste management, travel and health sectors. He has received numerous awards for his work, and been recognized by Twitter and Google at Angel-Hack as one of Africa's leading engineers. Peter holds a masters degree in Mobile Telecommunications Innovations (Msc).

 



Shiro Theuri
Technical Advisor and Co-Founder

Shiro is technical advisor to our engineering team and brings with her over 10+ years of senior leadership experience with large global companies such as Glovo Barcelona (acquired by Delivery Hero), Sendy and Frontline SMS. Before launching TIBU with Jason and Peter, Shiro founded Chowders Loft, specialized in Microsoft Dynamic 365 and obtained a master's degree in software engineering from Jomo Kenyatta University.

 

Diversity at TibuHealth



A team of 55 across the medical, tech, and support professions



TIBU Health employee diversity



Department leadership at TIBU Health

Team

·	Dr. Emma Waiyaiya	Medical Lead	Medical Doctor from UoN // Healthcare Administration from Harvard Medical School // MBA from Said Business School // Former Director at PharmAccess Foundation
·	Daisy Langa't	Customer Experience Agent	
·	Patricia Omewo	Customer Experience Agent	
·	Isaac Gichuru	Front-end Engineer	
·	Norbert Bwire	Financial Clerk	
·	Rael Birundu	Procurement Clerk	

·	Dr. Alice Lemma	Primary Care Lead	Medical Doctor from UoN // Master of Public Health from John Hopkins // Former Outpatient Coordinator at top tier Medical Institutions in Africa.
·	Alice Oduor	Corporate Partnerships Lead	BSc in Economics and Finance from Kenyatta University // Former Founder (Sproutfy Learning) // Former Kenya Country CEO for Bento Africa
·	Nick Kigen	Senior UI/UX Designer	User centered design specialist with 10 years experience // former Stanbic and Diamond Trust Bank // Former Cellulant // Mentor for Kenya's aspiring designers // Avid podcast creator!

·	Peter Gicharu	Co-founder and CTO
·	Moses Odhiambo	Senor Back-end Engineer
·	Davis Wambugu	Senior Front-end Engineer
·	Victor Tungiru	Lead Coordinator - Service Delivery
·	Raymond Yegon	Mobile Apps Developer
·	Roya Okanga	Multimedia Agent
·	Jason Carmichael	Co-founder and CEO

·	Dr. Hope Simiyu	Clinical Lead - Wellness and Chronic Diseases	Medical Doctor from UoN // Specialist in Wellness and Chronic Disease Management // Critical care specialist // Digital healthcare communicator // Avid content creator on social media
·	Millicent Kola	Experience Lead	Over 10 years experience in customer experience // Bachelor of International Relations from USIU Kenya // Former FAO // Former Lifecare Hospitals // Makes everyone smile all the time.

·	Claudette Alusa	Quality Assurance Manager	10 years experience in lab management // Graduate of laboratory sciences from JKUAT // Launched several laboratories in Kenya // Former Penda Health // Former consultant at Ilara Health // Big time movie buff!
·	Shiro Theuri	Technical Advisor & Co-founder	
·	Albert Langat	Business Development Executive	7 years experience with big pharma // Bachelor of Science from Eldoret University // Leads sales and business development at TIBU // Mind numbing mixologist!

·	Catherine Muhia	Financial Accountant	5+ years experience in startup finance // Certified public accountant (CPA) // Economics graduate from UoN // Former DFID // Former Commonwealth and Development Office for the United Kingdom // Photography and nature guru!
·	Alberto Njuguna	Claims and Finance Clerk	
·	Gerald Mwangi	Business Development Agent	
·	Augostine Ainda	Nurse Administrator	

	Sharon Mutua	Marketing Lead	Digital marketing specialist with MBA from UniCAF // Eight years experience in health marketing // Cross-functional marketing trainer // Adept story teller and comma wrangler!
	Dr. Thomas Kirengo	Clinical Advisor	Medica/ Doctor from UoN // Graduate in Surgical Medicine from Edinburgh University // Member of the Royal College of Surgeons Edinburgh // Co-founder of Imara Hospitals // Former MIT & Standford / Quality, Quality, Quality!

Perks

FAQ

Your company name is different than TIBU Health. Can you please explain

Of course!

TIBU Health is a product of Mobile Medical Doctor Holding Company and is the brand under which we have become known and loved by thousands!

What is the scope of services you provide across your three touchpoints?

❖ General and physical examinations (blood pressure, pulse oximetry, basic neurological examination)
❖ 250+ diagnostic test at home or through our ISO-pending laboratory
❖ Blood and non-blood sample collection
❖ Over 15 routine and travel vaccines
❖ Coughs, colds, influenza care
❖ General aches and pains (musculoskeletal)
❖ Arthritis and other joint pains
❖ Cuts, scrapes, small wounds
❖ Allergies, rashes, etc.
❖ Gastrointestinal problems
❖ Genitourinary tract infections
❖ Ear/throat infections
❖ E-prescriptions and e-referrals to specialized services
❖ ANC screening and gestational planning.

Do you plan on expanding outside of Africa.

We are currently focusing on pan-African expansion.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
Why are you raising on Republic?	We are known for doing things differently. Raising capital is no exception. While we have some amazing institutional investors, we also have over 40,000 patients who love our service. We want to give everyone the opportunity to invest in a great company changing how healthcare is delivered in Africa.
Is TIBU's intellectual property protected?	Yes! We have several trademarks pending to protect our brand.
Where is your technology built?	The technology linking our three patient touchpoints is all built in-house by our great team of engineers.
What does "TIBU" mean?	TIBU means "to treat" in Kiswahili.